SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For April 7, 2005

ALLIED DOMECQ PLC

(Exact name of Registrant as specified in its Charter)

ALLIED DOMECQ PLC

(Translation of Registrant’s name into English)

The Pavilions

Bridgwater Road

Bedminster Down

Bristol BS13 8AR

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000 immediately.

If you have sold or otherwise transferred all your shares in Allied Domecq PLC (‘‘Allied Domecq’’), please forward this document as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee.

Goldman Sachs International is acting for Allied Domecq and no one else in connection with the possible offer and will not be responsible to anyone other than Allied Domecq for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to a possible offer for Allied Domecq and the matters referred to herein.

7 April 2005

To the holders of ordinary shares in Allied Domecq

Dear Shareholder

You will find attached the text of two press announcements issued on 5 April 2005 in respect of a preliminary discussion between Allied Domecq and Pernod Ricard S.A. (‘‘Pernod’’), which is working with Fortune Brands, Inc., regarding a possible offer by Pernod for Allied Domecq: the first issued by Allied Domecq and the second by Pernod. A further announcement will be made as and when appropriate. Shareholders need take no action at this time.

Yours sincerely

Sir Gerry Robinson
Chairman

The directors of Allied Domecq accept responsibility for the information contained in this letter and the press announcement overleaf released by Allied Domecq, save that the only responsibility accepted in respect of the press announcement overleaf from Pernod is that it has been correctly and fairly reproduced. Save as aforesaid, to the best of the knowledge and belief of the directors of Allied Domecq (having taken all reasonable care to ensure that such is the case), the information contained in this letter and announcement overleaf released by Allied Domecq is in accordance with the facts and does not omit anything likely to affect the import of such information.

ALLIED DOMECQ PLC

THE PAVILIONS BRIDGWATER ROAD BEDMINSTER DOWN BRISTOL BS13 8AR

TELEPHONE: +44 (0)117 978 5000 FACSIMILE: +44 (0)117 978 5300

REGISTERED NUMBER: 3771147 REGISTERED IN ENGLAND AND WALES

www.allieddomecq.com

Announcement by Allied Domecq:

“5 April 2005

The Board of Allied Domecq plc (the ‘‘Board’’) notes the recent press speculation regarding a potential offer for Allied Domecq plc involving Pernod Ricard and Fortune Brands. The Board confirms that it is in discussions with Pernod Ricard, which is working with Fortune Brands, regarding a potential offer for Allied Domecq plc by Pernod Ricard. These discussions are at an early stage and there can be no certainty that an offer will ultimately be forthcoming. A further announcement will be made in due course.

For further information:

Stephen Whitehead, Director of Group Corporate Affairs	+44 (0) 7880 783532
+44 (0) 20 7009 3927

Anthony Cardew, Cardew Group	+44 (0) 20 7930 0777
+44 (0) 7770 720389”

Announcement by Pernod:

“April 5, 2005

Following Allied Domecq plc press announcement today, Pernod Ricard confirms that it is considering an offer for Allied Domecq plc, and is working closely with Fortune Brands Inc. Discussions with Allied Domecq plc are at an early stage and there can be no certainty that an offer for Allied Domecq plc will ultimately be forthcoming. A further announcement will be made in due course.

CONTACT:	Pernod Ricard
Francisco de la VEGA, +33 (0)1 41 00 40 96
(Communications VP)
Patrick de BORREDON, +33 (0)1 41 00 41 71
(Investor Relations VP)
Florence TARON, +33 (0)1 41 00 40 88
(Press Relations Manager)
Web Site: www.pernod-ricard.com”

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the ‘‘City Code’’), any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control relevant securities of Pernod or Allied Domecq, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Pernod or Allied Domecq is required to disclose, by not later than 12.00 noon (London time) on the London business day following the date of the relevant transaction, dealings in such securities of that company (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which any potential offer for Allied Domecq becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn.

Under the provisions of Rule 8.1 of the City Code, all dealings in relevant securities of Pernod or Allied Domecq by Pernod or Allied Domecq, or by any of their respective ‘‘associates’’ (within the meaning of the City Code) must also be disclosed. If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel’s website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 20 7638 0129; fax +44 20 7236 7013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

April 7, 2005

ALLIED DOMECQ PLC

	By:	/s/ CHARLES BROWN
	Name:	Charles Brown
	Title:	Director, Corporate Secretariat Deputy Company Seceretary Allied Domecq PLC